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CATHERINE FAUVER

Associate

Catherine.Fauver@dechert.com

+1 617 728 7190 Direct

+1 617 275 8374 Fax

April 9, 2024

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor ETF Trust (the “Registrant”)

Post-Effective Amendment No. 43

File Nos. 333-255884; 811-23661

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission (the “Staff”) provided by Ms. Alison White of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 43 to the Registrant’s registration statement on Form N-1A.

PEA No. 43 was filed for the purpose of registering shares of Harbor Disciplined Bond ETF (the “Fund”), a new series of the Registrant.

Set forth below are the Staff’s verbal comments together with the Registrant’s responses. Terms used but not defined herein have the same meaning as in PEA No. 43.

COMMENT 1:	(Prospectus – Principal Investment Strategy) Please clarify the extent to which the Fund will invest in foreign issuers.

Response:

The Registrant notes that the Fund invests only in U.S. dollar denominated debt and that any foreign exposure is generally consistent with the Fund’s benchmark, a U.S. bond index. Given the Fund’s limited exposure to foreign issuers and lack of currency risk exposure, the Registrant does not believe additional disclosure regarding investment in foreign issuers is necessary.

April 9, 2024 Page 2

COMMENT 2:	(Prospectus – Principal Risks) Given the statement on Page 8 that the Fund may invest in foreign securities, please add to Item 4 a Foreign Securities Risk disclosure, as is included in Item 9.

Response:

Please see the Registrant’s response to comment 1 above. Given the relatively limited exposure to foreign issuers, the Registrant believes that the inclusion of such disclosure only in Item 9 is appropriate.

COMMENT 3:	(Prospectus – Fees and Expenses of the Fund) Please supplementally provide a draft fee table and expense example table.

Response:	The Registrant has attached the completed “Annual Fund Operating Expenses” and “Expense Example” tables in Appendix A to this letter.

COMMENT 4:	(Prospectus – Principal Investment Strategy) Please provide examples in the filing of what is meant by the statement that “key ESG considerations may vary.”

Response:

As disclosed, key ESG considerations may vary depending on the industry, sector, geographic region or other factors and the business of each issuer. The Registrant believes the disclosure, including the level of detail, is appropriate as drafted. The Registrant respectfully notes that the Fund does not hold itself out as ESG-focused fund and that ESG factors are among the many factors that the Subadvisor considers in evaluating an investment. Accordingly, the Registrant does not believe it is appropriate to overemphasize the ESG-related factors that the Subadvisor considers relative to other factors considered as part of its investment process.

COMMENT 5:

(Prospectus – Principal Investment Strategy)

The disclosure states that “[a] comprehensive risk overlay also influences portfolio construction.” Please explain this statement in plain English in the filing.

April 9, 2024 Page 3

Response:	The Registrant has incorporated this comment by revising the disclosure as follows: “~~A comprehensive~~ The Subadvisor also considers risk ~~overlay also influences~~ in its portfolio construction.”

COMMENT 6:	(Prospectus – Mortgage- and Asset-Backed Securities Risk) Please briefly explain in the filing what is meant by an “extension or contraction event.”

Response:

The Registrant has incorporated this comment by revising the disclosure as follows:

Mortgage and other asset-backed securities ~~in the Fund’s portfolio may have especially volatile prices because the embedded leverage can magnify the impact of the extension or contraction event on the underlying cash flow. Mortgage-related securities are also subject to prepayment and extension risks.~~ are subject to credit, interest rate, extension, prepayment, and other risks. For mortgage and other asset-backed securities in the Fund’s portfolio that have embedded leverage, small changes in interest or prepayment rates may cause large and sudden price movements.

COMMENT 7:	(Prospectus – High Portfolio Turnover Risk) Please reconcile the “High Portfolio Turnover Risk” disclosure with the statement on Page 17 that the Fund does not expect to engage in frequent trading.

Response:	The Registrant has removed the “High Portfolio Turnover Risk” disclosure.

COMMENT 8:

(Prospectus – Fixed Income Securities)

Some of the securities listed in the Item 9 strategy are not mentioned in the Item 4 Principal Investment Strategies. If any of these instruments will be principal to the Fund’s strategy, please include Item 4 strategy and risk disclosures. For instruments that will not be principal to the strategy, consider disclosing them in the SAI only.

April 9, 2024 Page 4

Response:

To the extent the Fund invests in a particular instrument set forth in Item 9 as a principal investment strategy, that type of instrument is also disclosed in Item 4. The Fund may invest in other listed fixed income instruments as part of its principal investment strategy, but investment in any such instrument does not on its own constitute a principal investment strategy.

COMMENT 9:

(Prospectus – Foreign Securities)

The disclosure states that the Subadviser considers non-governmental issuers to be a “foreign issuer” in certain situations, including if “a company derives a substantial portion of its total revenue from goods produced, sales made or services performed in one or more foreign countries or a substantial portion of its assets are located in one or more foreign countries.” Please quantify what is meant by “a substantial portion.”

Response:

The Registrant does not apply a specific percentage to the “substantial portion” tests. Rather, an analysis is undertaken based on the facts and circumstances to determine whether a company’s source of revenues or location of assets indicates an economic tie to a particular country. The Registrant confirms that the disclosure noted above reflects the Subadvisor’s process for determining whether an issuer is economically tied to a particular country.

COMMENT 10:

(Prospectus – Foreign Securities Risk)

The disclosure states that the investment “in securities of non-U.S. companies may entail additional risks especially in emerging countries....” Given the statement in the Item 9 Foreign Securities Risk section that the Fund invests in securities of foreign developed markets, please consider if this statement is applicable.

Response:

The Registrant has incorporated this comment by revising the disclosure as follows:

“Investing in securities of non-U.S. companies may entail additional risks ~~especially in emerging countries~~ due to the potential political and economic instability of certain countries.”

April 9, 2024 Page 5

COMMENT 11:

(Prospectus – Foreign Securities Risk)

The Foreign Securities Risk section includes references to “certain countries” and “some countries.” Please specify which countries or provide examples for these references throughout this section.

Response:

The Registrant respectfully declines to make the proposed change. The Fund has not selected any specific countries for purposes of its principal investment strategies. Thus, the Registrant believes its current disclosure is sufficient.

COMMENT 12:

(Prospectus – IR+M Core Plus Composite Performance Information)

The IR+M Core Plus Composite Performance Information section discloses that “the Advisor applied the net Fund operating expenses payable by the Fund for the fiscal year ended October 31, 2023” to calculate IR+M’s performance net of expenses. Given that the Fund was not operating in 2023 and does not appear to have an expense reimbursement in place, please revise or advise with respect to this disclosure.

Response:

The Registrant has incorporated this comment by revising the disclosure as follows:

“To calculate the performance of the IR+M Composite net of expenses, the Advisor applied the estimated net Fund operating expenses payable by the Fund ~~for the fiscal year ended October 31, 2023~~, as ~~amended and restated, and~~ disclosed in the “Total Annual Fund Operating Expenses ~~After Expense Reimbursement~~” line item of the Fund’s fee table in the Fund Summary section.”

April 9, 2024 Page 6

COMMENT 13:

(Prospectus – IR+M Core Plus Composite Performance Information)

Given that the Fund only has one class of shares, it is unclear why performance returns are included for the IR+M Composite net of Institutional Class and Administrative Class expenses, respectively. Please advise or revise this disclosure.

Response:	The Registrant confirms that the disclosure will be revised to reflect returns net of the ETF’s expenses rather than Institutional Class and Administrative Class.

COMMENT 14:

(Prospectus – IR+M Core Plus Composite Performance Information)

If the performance adjusted to reflect the Fund’s expenses is higher than it would have been using the actual fees of the accounts comprising the IR+M Composite, please revise the presentation to reflect the actual fees and expenses of the accounts.

Response:	The Registrant represents that the use of adjusted fees and expenses does not result in performance that is higher than what would have been achieved using the actual fees and expenses.

COMMENT 15:

(Prospectus – IR+M Core Plus Composite Performance Information)

With respect to the performance presentation, please represent that the Fund has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response:

The Registrant notes that the Subadvisor keeps the records needed to calculate the performance of the composite. The Registrant has reviewed the records necessary to support the performance calculations used in the composite and the Fund could obtain the necessary support from the Subadvisor upon request.

April 9, 2024 Page 7

COMMENT 16:

(SAI – Fundamental Investment Restrictions)

In the Fundamental Investment Restrictions section, the disclosure states, “[f]or purposes of fundamental investment restriction no. 4, the Fund will consider concentration to be the investment of more than 25% of the value of its total assets in any one industry. In addition, ...privately issued mortgage-backed securities collateralized by mortgages insured or guaranteed by the U.S. government, its agencies or instrumentalities do not represent interests in any industry.” Please remove this disclosure as it is the Staff’s view that privately issued mortgage-backed securities should be considered when calculating the concentration threshold.

Response:

The Registrant notes that a commonly accepted understanding of industry is an aggregation of companies which produce or provide similar products or services, respectively. Mortgage-backed securities (MBS) do not fit this description. MBS are not companies at all, but a type of security. They no more comprise an industry than preferred stock or common stock, or secured debt, fixed rate debt or floating rate debt comprise an industry. The Registrant further notes generally that obligations issued or guaranteed by the U.S. Government and its agencies and instrumentalities (the “U.S. Government”) have not historically been considered by the Commission to be an industry for purposes of a fund’s industry concentration policy. The Fund treats mortgage-backed securities that are composed entirely of pools of mortgages that are insured or guaranteed by the U.S. Government to be U.S. Government securities for purposes of the industry concentration policy because all principal and interest payments that would flow through to the holders of those mortgage pools are backed by the U.S. Government. The risk of default on those mortgage-backed securities is the same as the risk of default for other U.S. Government securities – namely it depends upon the creditworthiness of the U.S. Government and not the private issuer of the mortgage-backed securities. As a result, the identity of the issuer of those securities is not relevant from an economic perspective.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7190.

Sincerely,

April 9, 2024 Page 8

/s/ Catherine Fauver

Catherine Fauver

Cc:	Diana R. Podgorny, Esq.

Meredyth Whitford-Schultz, Esq.

Sean Seaman, Esq.

Harbor Funds

Christopher P. Harvey, Esq.

Stephanie Capistron, Esq.

Dechert LLP

April 9, 2024 Page 9

Appendix A